Contact

www.linkedin.com/in/ceataelash
(LinkedIn)
www.instagram.com/therealceatae/
(Personal)

Top Skills

Microsoft Word

Weddings

Graphic Design

Certifications

Cornell University Certificate in
Women's Entrepreneurship

Corporate Communication

Babson Entrepreneurial Leadership
and Influence

Black Women's Entrepreneurial
Leadership Program

Honors-Awards

Sally Beauty President's Innovation
Award

Patents

PuffCuff Hair Clamp

UTILITY PATENT

PUFFCUFF DESIGN PATENT

Ceata E. Lash

Founder, Inventor & CEO | 4 US Patents | Speaker | Inc. FF 200 |
Goldman Sachs 10KSB | RICE Founding 100 | New Voices | Shea-
lister | TUCK Exec Ed | MBE | WBE
Marietta, Georgia, United States

Summary

Steering PuffCuff with a vision for innovation, our team provides
a groundbreaking alternative to traditional hair ties: the PuffCuff
Hair Clamp. This invention revolutionized haircare by offering a
comfortable and damage-free styling tool, specifically tailored for
thick, textured hair. Our commitment to chemical-free, stress-free
solutions underlines a broader mission of promoting natural beauty
and healthier lifestyles.

Under my leadership, PuffCuff has emerged as a symbol of
inclusivity and practicality in the beauty industry. The organization's
dedication to crafting high-quality, affordable products has garnered
a diverse clientele, celebrating the empowerment and sustainability
that form the core of our brand values. With expertise in product
design and branding, we have established PuffCuff as a touchstone
for personal care that champions diversity.

Experience

PUFFCUFF LLC
12 years 4 months

Founder, Inventor & CEO
August 2013 - Present (12 years 4 months)
Atlanta, Georgia, United States

Founder
August 2013 - Present (12 years 4 months)
Atlanta Metropolitan Area

Founder & Inventor
August 2013 - November 2021 (8 years 4 months)
Greater Atlanta Area

When I decided to change my lifestyle and transition from relaxed to natural hair, I discovered it was impossible to find accessories to accommodate the texture of my naturally curly hair. Searching in stores and online, I realized most hair accessories on the market are designed for straight, thin hair–NOT for my thick hair! Existing products cinched my hair to its smallest point of resistance, causing hair breakage, damage to the accessory.

I became determined to find a solution, but it just didn't exist. As I became more aware of other African American women making the same transition— all with similar hair texture and hairstyles, it became clear we all had the same need for an easy-to-use styling tool that would help us achieve quick looks without stressing our hair. It needed to be sanitary, durable and affordable. A little more research revealed there were others—men and women with curly hair, dread locks and braids—who were experiencing the same styling woes. It was then the concept of the PuffCuff was born, but I wouldn't let myself imagine that I could be the one to invent, manufacture and retail it myself. And, then, inspiration moved in.

In the fall of 2011, I was blessed to have my 99 year-old grandmother come to live with my family. She had been diagnosed with congestive heart failure and was close to death. My grandmother was my heart. I loved her dearly. In our quiet moments together; I often wondered, "Did she do everything she wanted to in her long life? Did she pursue all her dreams?" The answer was a resounding and confident, "YES." She was at total peace in knowing her time was at hand. So I thought, 'Would I be at peace with how my life turned out if the Lord blessed me to live to her age?" Knowing I might not get 99 years, if I put this idea on the shelf and left it there, I might not have the same peace my grandmother had when death was imminent. I decided I had to at least try. If I failed, it wouldn't be for a lack of trying. So here I am!

DesignTh@Wrx Visual Comminications
Senior Graphic Designer - Freelancer
June 2014 - February 2016 (1 year 9 months)
Marietta, GA

With over 20 years of freelance experience, I am a highly skilled, independent creative thinker that is extremely dependable executor of dynamic design. I design and produce a spectrum marketing pieces such as but not limited to brochures, news magazines, web graphics, direct mail, product design, POP displays, posters, exhibits, books, flyers and other publications. I develop ideas while suggesting new or modifying existing ideas. I love to collaborate with a creative team and independently execute projects within established deadlines inherent to graphic design industry. I work primarily off-site in freelance capacity from my home office; which includes, high-speed internet access and an iMac with the latest version of the Adobe Creative Suite but I'm more than willing to work on site if required.

Harper College
9 years 10 months

Graphic Designer
March 2012 - June 2014 (2 years 4 months)
Palatine, IL

Design and produce a variety of skilled graphic design pieces including but not limited to posters, exhibits, advertisements, brochures, books, newsletters, flyers, direct mail and other departmental publications using professional grade computer graphic systems and software. Develop ideas while suggesting new or modifying existing ideas; demonstrate graphic techniques and advise other departmental personnel on techniques and methods to use. Prepare printing specifications for print shop. Work independently within established deadlines inherent to graphic design industry.

Graphic Designer Temporary Employee
September 2004 - March 2012 (7 years 7 months)
Palatine, IL

Freelance Graphic Designer/Production Artist, 1996 – 2011
Projects have varied from design intensive to total production, on-site as well as out of home office. Proficient in all major design programs for the Macintosh and the PC. Portfolio includes projects ranging from annual reports and identity systems to direct mail pieces and package design. Excellent production skills. Ability to work independently, produce outstanding work and meet difficult deadlines. Received numerous awards for Harper College of Palatine, IL who was main client from 2004 – 2011.

Lucent Technologies
Graphic Designer
1997 - 1999 (2 years)
Lisle/Naperville

Responsibilities included the art direction, design and production of various corporate communications pieces while maintaining the corporate graphic standards. Projects included departmental and product logos, annual reports, brochures, conference collateral, and etc. Supported major international and local conferences, departmental meetings and awards & recognition programs. Trained incoming designer in pre-press and print production. Worked directly with various vendors.

Education

Northern Illinois University
Bachelor of Fine Arts (BFA), Design and Visual Communications, General · (1990 - 1995)

Tuck Executive Education at Dartmouth
Building a Successful Diverse Business   · (December 2023 - December 2023)